UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 1-5129

(A) Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

(B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

REQUIRED INFORMATION

Reports of Independent Auditors

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Signature

Consents of Independent Auditors

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES Moog Inc. Savings and Stock Ownership Plan Years ended September 30, 2003 and 2002 with Reports of Independent Auditors

Moog Inc. Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years ended September 30, 2003 and 2002

Report of Independent Auditors

The Plan Administrator
Moog Inc. Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan (the Plan) as of September 30, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of September 30, 2003 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Buffalo, New York
January 23, 2004

Independent Auditors' Report

The Plan Administrator
Moog Inc. Savings and Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan as of September 30, 2002 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's managements.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan as of September 30, 2002, and the changes in the net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

February 12, 2003

Moog Inc. Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	September 30
	2003	2002
Assets
Investments	$ 177,940,464	$ 145,334,890
Participant loans receivable	2,236,048	2,196,622
Cash and equivalents	491,669	530,946
Contributions receivable:
Participants	454,997	329,528
Moog Inc.	23,389	16,555
Accrued investment income	440	71,451
Net assets available for benefits	$ 181,147,007	$ 148,479,992

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended September 30
	2003	2002
Additions
Investment income:
Interest	$ 380,115	$ 1,122,758
Dividends	1,167,681	1,099,164
	1,547,796	2,221,922
Contributions:
Participant	12,072,066	11,903,436
Employer	623,216	604,923
Rollovers	182,422	344,897
	12,877,704	12,853,256
	14,425,500	15,075,178

Deductions
Distributions	8,865,763	6,104,913
Administrative expenses	72,010	73,577
	8,937,773	6,178,490
	5,487,727	8,896,688
Net realized and unrealized appreciation (depreciation)
in fair value of investments	27,179,288	(5,279,090)
Net increase	32,667,015	3,617,598
Net assets available for benefits at beginning of year	148,479,992	144,862,394
Net assets available for benefits at end of year	$ 181,147,007	$ 148,479,992

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

Years ended September 30, 2003 and 2002

1. Description of Plan

The following is a brief description of the Moog Inc. Savings and Stock Ownership Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has separate savings and stock ownership components.

Eligibility

All domestic employees of the Company are eligible to participate in the Plan immediately upon hire.

Contributions and Investments

Each eligible participant may make voluntary pre-tax contributions to the Plan in the form of a 1% to 20% salary reduction subject to Internal Revenue Code (IRC) limits. In 2002, the Plan was amended to permit participants age 50 and older to make "catch up" contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options. The Plan currently offers nine mutual funds, a stable return fund (comprised of Trustee commingled funds), and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company's acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for Plan participants.

The Company matches 25% of employee contributions (the Company Match) allocated towards the purchase of Company common stock. The Company Match may be paid in cash or shares of Company common stock, at the Company's discretion.

Rollovers represent accounts contributed to the Plan by participants from prior employer plans.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each Plan participant. Participant accounts are maintained in units and the change in participant account value is based on the daily fluctuation of unit value of the underlying investment funds. Dividend and interest income is allocated based on the number of units each participant owns on the entitlement date. Participant accounts are fully and immediately vested. Participants may transfer all or part of their accounts among investment options on a daily basis except that amounts invested in Company stock generally cannot be transferred into other investments except as provided under ESOP diversification requirements. Transfers to Honeywell common stock are not permitted.

Distributions

Subject to certain limitations, a participant may withdraw all or part of his or her account balance upon attainment of age 59 ½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined. Distributions are required to begin at age 70 ½. Distributions are made in cash except for the Company Match and Honeywell common stock which can be distributed in cash or shares.

Participant Loans

Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus one percent.

Administrative Expenses

Participants are required to pay an origination fee with respect to loans from the Plan. Costs of administering the Plan are borne by the Company.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

Investments

Investments in mutual funds, the stable return fund, Honeywell and Company stock are reported at fair value determined by reference to quoted market prices. Purchases and sales of securities are reported on a "trade date" basis. The guaranteed investment contracts are fully benefit-responsive and are, therefore, reported at contract value which approximates fair value and which represents the cost of the underlying investment contracts plus interest. Loans receivable are valued at cost, which approximates fair value.

Use of Estimates

In preparing the financial statements, the Plan administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the investments and investment activity of the Plan.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments

Net appreciation (depreciation) in fair value of investments, including investments bought, sold, as well as held during the year is summarized as follows:

	Years ended September 30
	2003	2002

Mutual funds	$ 12,365,876	$ (13,029,641)
Stable return fund	1,421,567	1,260,160
Moog Inc. common stock	11,982,546	7,805,328
Honeywell International Inc. common stock	1,409,299	(1,314,937)
	$ 27,179,288	$ (5,279,090)

Plan investments consist of the following:

	September 30
	2003	2002
Mutual Funds
Vanguard Windsor Fund - 1,801,386 and 1,735,351 shares, respectively	$ 25,741,807*	$ 18,828,554*
Vanguard Institutional Index Fund - 149,605 and 139,154 shares, respectively	13,640,951*	10,376,714*
Fidelity Puritan Fund - 575,792 and 566,890 shares, respectively	9,782,711*	8,446,667*
Janus Worldwide Fund - 262,590 and 271,195 shares, respectively	9,264,165*	8,493,816*
Putnam New Opportunities Fund - 223,834 and 195,347 shares, respectively	7,695,406	5,213,819
HSBC Investor Growth and Income Fund - 77,254 and 30,996 shares, respectively	618,030	203,331
HSBC Investment Opportunity Fund - 158,704 and 66,599 shares, respectively	1,541,015	508,154
HSBC Investor Overseas Equity Fund - 29,860 and 13,384 shares, respectively	328,156	122,593
HSBC Investor Bond Fund - 228,851 and 177,146 shares, respectively	2,434,978	1,863,577
	71,047,219	54,057,225

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	September 30
	2003	2002
Collective Common Trust Fund
HSBC Collective Trust Stable Return Fund - 1,542,711 and 1,103,112 shares, respectively	$ 43,900,928*	$ 30,331,175*

Guaranteed Investment Contracts
Metropolitan Life Group Annuity Contract, 7.2% guaranteed investment contract maturing in December 2002	-	6,075,032
New York Life Group Annuity Contract, 7.1% guaranteed investment contract maturing in December 2002	-	6,056,540
	-	12,131,572
Moog Inc. Common Stock
Class A - 646,804 and 680,495 shares, respectively	25,354,717*	19,230,789*
Class B - 758,817 and 697,774 shares, respectively	29,859,449*	23,026,542*
	55,214,166	42,257,331
Honeywell International Inc. Common Stock
295,186 and 302,751 shares, respectively	7,778,151	6,557,587
Total Investments	$ 177,940,464	$ 145,334,890

* Represents 5% or more of the Plan's net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

5. Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Upon termination, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan document.

Moog Inc. Savings and Stock Ownership Plan

EIN: 16-0757636 Plan Number: 002

Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)

September 30, 2003

		Number
		of		Fair
Identity of Issue	Description	Shares	Cost	Value

Vanguard Windsor Fund	Mutual Fund	1,801,386	$ 26,722,383	$ 25,741,807
Vanguard Institutional Index Fund	Mutual Fund	149,605	17,458,015	13,640,951
Fidelity Puritan Fund	Mutual Fund	575,792	10,243,772	9,782,711
Janus Worldwide Fund	Mutual Fund	262,590	13,843,899	9,264,165
Putnam New Opportunities Fund	Mutual Fund	223,834	12,713,318	7,695,406
* HSBC Investor Growth and Income
Fund	Mutual Fund	77,254	619,930	618,030
* HSBC Investment Opportunity Fund	Mutual Fund	158,704	1,547,866	1,541,015
* HSBC Investor Overseas Equity Fund	Mutual Fund	29,860	347,066	328,156
* HSBC Investor Bond Fund	Mutual Fund	228,851	2,382,959	2,434,978
* HSBC Collective Trust Stable	Collective Common
Return Fund	Trust Fund	1,542,711	40,790,499	43,900,928
* Moog Inc.	Class A common stock	646,804	11,757,255	25,354,717
* Moog Inc.	Class B common stock	758,817	8,330,147	29,859,449
Honeywell International, Inc.	Common stock	295,186	6,236,271	7,778,151
Participant loans receivable	Loans maturing at various dates
	through September 26, 2008
	and bearing interest at rates
	ranging from 5.00% to 10.75%		2,236,048	2,236,048
			$ 155,229,428	$ 180,176,512

* Party named is a party-in-interest

Moog Inc. Savings and Stock Ownership Plan

EIN: 16-0757636 Plan Number: 002

Schedule H, Line 4j-Schedule of Reportable Transactions

Year ended September 30, 2003

						Current
						Value of
					Average	Asset on
Identity of		Number of	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Description of Assets	Purchases/Sales	Price	Price	Assets	Date	(Loss)

Category i - Individual Transactions in Excess of 5% of Plan Assets

HSBC*	Collective Trust Stable Return Fund	1	$ 12,414,187	$-	$ 12,414,187	$ 12,414,187	$-
		-	-	-	-	-	-

Category iii - A Series of Reportable Transactions in Exces of 5% of Plan Assets

HSBC*	S-T-I-F Directed	396	$ 22,375,341	$-	$ 22,375,341	$ 22,375,341	$-
		414	-	23,107,691	23,107,691	23,107,691	-
HSBC*	Collective Trust Stable Return Fund	6	15,064,187	-	15,064,187	15,064,187	-
		30	-	2,916,000	2,853,163	2,916,000	62,837
HSBC*	Money Market Fund	84	7,808,811	-	7,808,811	7,808,811	-
		183	-	7,809,012	7,809,012	7,809,012	-
HSBC*	Moog Stable Return Unitized Fund	410	8,895,568	-	8,895,568	8,895,568	-
	(Cash Equivalent)	302	-	9,252,995	9,064,274	9,252,995	188,721

There were no category ii or iv transactions.

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC.
SAVINGS AND STOCK
OWNERSHIP PLAN

Dated: March 24, 2004	By:	/s/ Joe C. Green
	Name:	Joe C. Green,
Plan Administrator

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP